

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2012

Via E-mail
George F. Colony
Chief Executive Officer
Forrester Research, Inc.
400 Technology Square
Cambridge, Massachusetts 02139

   RE: Forrester Research, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2011
      Filed March 9, 2012
      File No. 000-21433

Dear Mr. Colony:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

1. In future filings please provide a more detailed analysis of the factors that impact your operations, including a complete discussion of known trends or anticipated trends that may continue to have an impact on sales, profit margins, selling, general and administrative expenses, etc. Your discussion and analysis is to provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management. We noted the following issues with regard to your discussion:

  • In your discussion of revenues on both pages 20 and 24, you state the increase in revenues in 2011 and 2010 over each prior year is "principally the result of increased demand for our products and services," along with growth from certain acquisitions. However, based on a comparison of the growth in the number of clients of 4% and 2% in 2011 and 2010 to the growth in revenues of 13% and 7%, it appears the pricing of your products and/or the product mix had a material impact on your operating results and discussion and analysis of these factors is necessary.

- Provide more detail of the underlying reasons for the increase in marketing and strategy, technology industry and business technology client groups.
- Clarify the reasons that revenue growth outside the U.S. outpaced the growth in the U.S. and the reasons behind faster growth in the Asia Pacific region.
- You state on page F-29 that you evaluate reportable segments on and allocate resources based on direct margin. Please provide a discussion that quantifies and identifies the underlying reasons for material changes period over period in your direct margins.

These are examples and not meant to be an all inclusive list. Refer to Section 501.4 of the Financial Reporting Codification and SEC Release 33-8350.

Note 4 – Marketable Investments, page F-17

2. It appears you have not sold any of the $11 million non-UBS auction rate securities since the failure of the auctions in 2008. You disclose you continue to earn interest on the ARS investments at the contractual rate. Please tell us and revise future filings to disclose the contractual rate(s) and when and how frequently interest is being paid on these investments.

Definitely Proxy Statement on Schedule 14A Filed on March 26, 2012

Executive Compensation, page 11

Compensation Objectives and Strategy, page 12

3. While you disclose that the compensation committee has not historically used formal benchmarking data to establish compensation levels, you also state that the data committee reviewed included "comparative market percentiles for each element of executive compensation." In addition, in your "Base Salary" discussion on page 13 you disclose that as part of your goal to pay salaries which are competitive with salaries of similarly situated companies, the committee increased salaries reflecting consideration of market data among other things. In future filings, please expand your disclosure to discuss what salary ranges or overall compensation packages the committee considers to be competitive.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief